Vanguard Long-Term Investment-Grade Fund

Supplement to the Prospectus and Summary Prospectus

Restructuring of the Investment Advisory Team
The board of trustees of Vanguard Long-Term Investment-Grade Fund has added The Vanguard Group, Inc. (Vanguard), to the Fund?s investment advisory team. Effective immediately, Vanguard will manage a modest portion of the Fund's assets. Wellington Management Company, LLP (Wellington
Management), will continue as the Fund?s lead advisor and manage most of the Fund.
Vanguard and Wellington Management each independently select and maintain a portfolio of bonds for the Fund. The Fund?s board of trustees determines the proportion of the Fund's assets to be managed by each advisor and may change these proportions at any time.
The Fund's investment objective, primary investment strategies, and primary risks are not expected to change.

Prospectus and Summary Prospectus Text Changes
The following is added under "Primary Investment Strategies" for Vanguard Long-Term Investment-Grade Fund:
The Fund uses multiple investment advisors.
The following is added under the heading "Investment Advisor" for Vanguard Long-Term Investment-Grade Fund:
The Vanguard Group, Inc. (Vanguard)
Within the same section, the following is added under "Portfolio Manager":
Gregory S. Nassour, CFA, Principal of Vanguard. He has co-managed a portion of the Fund since December 2013.
Paul M. Jakubowski, Principal of Vanguard. He has co-managed a portion of the Fund since December 2013.

Prospectus Text Changes
In the More on the Funds section, under "Security Selection", the following table is restated.
In the Investment Advisors section, the following replaces similar text:
Two investment advisors manage the Funds, subject to the supervision and oversight of the trustees and officers of the Funds. The Long-Term Investment-Grade Fund uses a multimanager approach. Wellington Management Company,
LLP, serves as the advisor to the GNMA Fund and to a portion of the Long-Term Investment-Grade Fund. The Vanguard Group, Inc., through its Fixed Income Group, serves as the advisor to the remaining Funds, as well as to a portion of the Long-Term Investment-Grade Fund.

Short-,
Intermediate-,
and Long-Term
Treasury Funds
Short-Term
Federal Fund
Short-,
Intermediate-,
and Long-Term
Investment-
Grade Funds1
GNMA
Fund
Corporate Debt Obligations ?
U.S. Government & Agency Bonds ? ? ? ?
State & Municipal Bonds ?
Mortgage-Backed Securities ? ? ? ?
Mortgage Dollar Rolls ? ? ? ?
Cash Investments Including
Repurchase Agreements ?2 ?2 ? ?2
Futures, Options, and Other Derivatives ? ? ? ?
Asset-Backed Securities ? ?
International Dollar-Denominated Bonds ?
Foreign Currency Bonds ?
Preferred Stocks ?
Convertible Securities ?
Collateralized Mortgage Obligations
(CMOs) ? ? ? ?
1 Vanguard Long-Term Investment-Grade Fund uses multiple investment advisors. Each advisor independently selects and maintains a portfolio of bonds for the Fund. Wellington Management Company, LLP (Wellington Management), manages most of the Fund's assets, and The Vanguard Group, Inc. (Vanguard), manages a modest portion.
2 Only repurchase agreements that are collateralized by U.S. Treasury or U.S. government agency securities.

Wellington Management Company, LLP, (Wellington Management), 280
Congress Street, Boston, MA 02210, a Massachusetts limited liability partnership, is an investment counseling firm that provides investment services to investment companies, employee benefit plans, endowments, foundations, and other institutions. Wellington Management and its predecessor organizations have provided investment advisory services for over 80 years. As of September 30, 2013, Wellington Management had investment management authority with respect to approximately $799 billion in assets.

The Vanguard Group, Inc. (Vanguard), P.O. Box 2600, Valley Forge, PA 19482, began operations in 1975. As of September 30, 2013, Vanguard served as advisor for approximately $1.9 trillion in assets.

The GNMA and Long-Term Investment-Grade Funds each pay Wellington Management a fee, which is paid quarterly and is a percentage of average daily net assets under management by Wellington Management during the most recent fiscal quarter. The fee has breakpoints, which means that the percentage declines as assets go up. Vanguard provides investment advisory services to the remaining Funds (as well as to a portion of the Long-Term Investment-Grade Fund) on an at-cost basis.

For the fiscal year ended January 31, 2013, the advisory expenses or fees for each Fund (other than the Long-Term Investment-Grade Fund) represented an effective annual rate of 0.01% of the Fund's average net assets. For the Long-Term Investment-Grade Fund, the advisory fee paid to Wellington Management represented an effective annual rate of 0.02% of the Fund's average net assets.

Under the terms of an SEC exemption, the Funds' board of trustees may, without prior approval from shareholders, change the terms of the GNMA and/or Long-Term Investment-Grade Funds' advisory agreements or hire a new investment advisor for these Funds'either as a replacement for the existing advisors or as an additional advisor. Any significant change in the Funds' advisory arrangements will be communicated to shareholders in writing. In addition, as the Funds' sponsor and overall manager, The Vanguard Group may provide investment advisory services to the GNMA Fund, and may provide additional investment advisory services to the Long-Term Investment-Grade Fund, on an at-cost basis, at any time. Vanguard may also recommend to the board of trustees that an advisor be hired, terminated, or replaced, or that terms of an existing advisory agreement be revised.

For a discussion of why the board of trustees approved each Fund's investment advisory arrangement, see the most recent semiannual reports to shareholders covering the fiscal period ended July 31. For a discussion of why the board of trustees approved the Long-Term Investment-Grade Fund's investment advisory arrangement with Vanguard, see the annual report to shareholders dated January 31, 2014, which will be available 60 days after that date.

Also in the Investment Advisors section, the following is added to the list of managers primarily responsible for the day-to-day management of the
Funds:

Paul M. Jakubowski, Principal of Vanguard. He has worked in investment management since joining Vanguard in 2000, has managed investment portfolios since 2013, and has co-managed a portion of the Long-Term Investment-Grade Fund since December 2013. Education: B.S., University of Richmond; M.B.A., Villanova University.

Within the same section, the following replaces similar text:

Gregory S. Nassour, CFA, Principal of Vanguard. He has been with Vanguard since 1992, has worked in investment management since 1994, has managed investment portfolios since 2001, has managed the Short-Term Investment-Grade and Intermediate-Term Investment-Grade Funds since 2008, and has co-managed a portion of the Long-Term Investment-Grade Fund since December 2013. Education: B.S., West Chester University; M.B.A.,
St. Joseph's University.

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